Exhibit 99.1

iQIYI Announces Second Quarter 2019 Financial Results

BEIJING, August 19, 2019 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total revenues were RMB7.1 billion (US$1.0 billion1), representing a 15% increase from the same period in 2018.

•	Operating loss was RMB1.9 billion (US$272.6 million) and operating loss margin was 26%, compared to operating loss of RMB1.3 billion and operating loss margin of 22% in the same period in 2018.

•

Net loss attributable to iQIYI was RMB2.3 billion (US$339.0 million), compared to net loss attributable to iQIYI of RMB2.1 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB3.22 (US$0.49).

•

The number of total subscribing members was 100.5 million as of June 30, 2019, 98.9% of whom were paying subscribing members. This compares to 67.1 million of total subscribing members as of June 30, 2018, up 50% year over year.

“We are pleased to report another solid quarter of performance highlighted by our total subscribing members surpassing 100 million, marking a historic milestone for the Company,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “We further solidified our market leadership position across various operating metrics, and strengthened our product matrix that generates strong synergies across our platform. We remain committed to our strategy of enhancing production capabilities of high quality original content and advancing our AI technology innovation in content production, distribution and monetization. With the fast development of China’s entertainment industry and the approaching 5G commercialization, we are confident in our growth prospects and look forward to capturing the enormous opportunities ahead to grow in tandem with our users, partners, and investors.

“We achieved continued revenue growth in the second quarter despite some recent challenges facing our industry,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Our membership business generated solid growth with subscription revenues increasing 38% year-over-year, driven by our strong content slate during the quarter. As our IP-centered diversification strategy grows to scale, we are constantly expanding the scope of our value-added services and pursuing better monetization. We believe our long-term growth landscape remains intact, and we will continue to invest in our original content and technology which serve as the dual engines to drive our future growth.”

Footnote:

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Second Quarter 2019 Financial Results

Total revenues reached RMB7.1 billion (US$1.0 billion), representing a 15% increase from the same period in 2018.

Membership services revenue was RMB3.4 billion (US$497.1 million), representing a 38% increase from the same period in 2018. The increase resulted from the solid growth in the number of subscribing members, driven by our premium content, especially our original hits, as well as various operational initiatives during the quarter.

Online advertising services revenue was RMB2.2 billion (US$320.6 million), down 16% year over year, mainly due to the challenging macroeconomic environment in China, the delay of certain content launches and slower-than-expected recovery of our in-feed advertising.

Content distribution revenue was RMB517.9 million (US$75.4 million), representing a 4% decrease from the same period in 2018 due to the delay of certain content launches during the quarter.

Other revenues were RMB979.2 million (US$142.6 million), representing an 82% increase from the same period in 2018. The increase was driven by strong performance across various vertical business lines, especially the robust growth of our game business after the acquisition of Skymoons.

Cost of revenues was RMB7.0 billion (US$1.0 billion), representing a 14% increase from the same period in 2018. The increase was primarily driven by higher content costs as well as other cost items. Content costs as a component of cost of revenues were RMB5.0 billion (US$731.9 million), representing a 7% increase from the same period in 2018.

Selling, general and administrative expenses were RMB1.3 billion (US$196.1 million), representing a 42% increase from the same period in 2018. This was primarily due to higher marketing spending on game business and increased share-based compensation expenses associated with the acquisition of Skymoons.

Research and development expenses were RMB654.6 million (US$95.4 million), representing a 48% increase from the same period in 2018, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB1.9 billion (US$272.6 million), compared to operating loss of RMB1.3 billion in the same period in 2018. Operating loss margin was 26%, compared to operating loss margin of 22% in the same period in 2018.

Total other expense was RMB426.7 million (US$62.2 million), compared to total other expense of RMB768.3 million during the same period of 2018. The year-over-year variance was a combined result of less foreign exchange loss due to the fluctuation of exchange rate between Renminbi and the U.S. dollar, and increased interest expenses associated with our financing activities.

Loss before income taxes was RMB2.3 billion (US$334.8 million), compared to loss before income taxes of RMB2.1 billion in the same period in 2018.

Income tax expense was RMB5.8 million (US$0.8 million), compared to income tax expense of RMB4.9 million in the same period in 2018.

Net loss attributable to iQIYI was RMB2.3 billion (US$339.0 million), compared to net loss attributable to iQIYI of RMB2.1 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB3.22 (US$0.49) for the second quarter of 2019.

As of June 30, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB16.4 billion (US$2.4 billion).

Financial Guidance

For the third quarter of 2019, iQIYI expects total net revenues to be between RMB7.21 billion (US$1.03 billion2) and RMB7.63 billion (US$1.09 billion), representing a 4% to 10% increase from the same period in 2018. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Footnote:

[2]

The translations from RMB to U.S. dollars for the expected revenues in the third quarter of 2019 are made at a rate of RMB7.0 to US$1.0, the rounded noon buying rate as of August 8, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at this rate, or any particular rate, or at all.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on August 19, 2019, U.S. Eastern Time (8:00 AM on August 20, 2019, Beijing Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	4885756

A telephone replay of the call will be available two hours after the conclusion of the conference call through August 27, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	4885756

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, online literature, talent agency and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	2,474,474	3,445,343	3,412,349	4,569,459	6,857,692
Online advertising services	2,617,507	2,119,433	2,200,682	4,728,177	4,320,115
Content distribution	539,359	467,861	517,939	806,029	985,800
Others	538,891	957,282	979,211	943,871	1,936,493

Total revenues	6,170,231	6,989,919	7,110,181	11,047,536	14,100,100

Operating costs and expenses:
Cost of revenues	(6,106,729)	(7,277,196)	(6,980,957)	(10,954,948)	(14,258,153)
Selling, general and administrative	(949,934)	(1,140,611)	(1,346,324)	(1,654,171)	(2,486,935)
Research and development	(441,482)	(598,072)	(654,601)	(828,811)	(1,252,673)

Total operating costs and expenses	(7,498,145)	(9,015,879)	(8,981,882)	(13,437,930)	(17,997,761)

Operating loss	(1,327,914)	(2,025,960)	(1,871,701)	(2,390,394)	(3,897,661)

Other expense
Interest income	25,615	65,097	130,721	30,341	195,818
Interest expenses	(9,562)	(135,247)	(247,762)	(17,887)	(383,009)
Foreign exchange (loss)/gain, net	(777,968)	328,035	(306,117)	(303,813)	21,918
Loss from equity method investments	(896)	(34,535)	(38,112)	(995)	(72,647)
Other (expense)/income, net	(5,468)	(12,224)	34,593	190,312	22,369

Total other (expense)/income, net	(768,279)	211,126	(426,677)	(102,042)	(215,551)

Loss before income taxes	(2,096,193)	(1,814,834)	(2,298,378)	(2,492,436)	(4,113,212)

Income tax expense	(4,858)	(7,443)	(5,776)	(5,367)	(13,219)
Net loss	(2,101,051)	(1,822,277)	(2,304,154)	(2,497,803)	(4,126,431)

Net (loss)/income attributable to noncontrolling interests	(4,120)	(8,301)	23,291	(5,179)	14,990

Net loss attributable to iQIYI, Inc.	(2,096,931)	(1,813,976)	(2,327,445)	(2,492,624)	(4,141,421)
Accretion of redeemable convertible preferred shares	(9,627)	—	—	(298,990)	—

Net loss attributable to ordinary shareholders	(2,106,558)	(1,813,976)	(2,327,445)	(2,791,614)	(4,141,421)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.43)	(0.36)	(0.46)	(1.05)	(0.81)
Diluted	(0.43)	(0.36)	(0.46)	(1.05)	(0.81)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(3.01)	(2.52)	(3.22)	(7.35)	(5.67)
Diluted	(3.01)	(2.52)	(3.22)	(7.35)	(5.67)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	4,931,100,562	5,083,030,810	5,102,652,726	2,651,903,354	5,092,895,972
Diluted	4,931,100,562	5,083,030,810	5,102,652,726	2,651,903,354	5,092,895,972

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands)

	December 31, 2018	June 30, 2019
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,586,405	5,427,362
Restricted cash	2,174,042	2,196,656
Short-term investments	6,061,832	8,817,980
Accounts receivable	2,889,234	3,046,343
Prepayments and other assets	2,696,381	3,864,062
Amounts due from related parties	281,710	312,232
Licensed copyrights, net	1,163,839	1,176,403

Total current assets	19,853,443	24,841,038

Non-current assets:
Fixed assets, net	1,618,147	1,811,313
Long-term investments	2,572,040	2,553,252
Deferred tax assets, net	23,873	23,873
Licensed copyrights, net	6,640,910	6,043,029
Intangible assets, net	1,678,193	1,445,553
Produced content, net	3,736,063	4,483,123
Prepayments and other assets	4,695,883	4,467,330
Operating lease assets	—	532,645
Goodwill	3,888,346	3,888,346
Amounts due from related parties	52,800	154,600

Total non-current assets	24,906,255	25,403,064

Total assets	44,759,698	50,244,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	10,162,366	9,583,950
Amounts due to related parties	692,390	1,204,727
Customer advances and deferred revenue	2,195,283	2,295,522
Short-term loans	3,046,449	4,017,485
Long-term loans, current portion	83,720	353,386
Operating lease liabilities, current portion	—	137,926
Accrued expenses and other liabilities	3,632,148	3,850,910

Total current liabilities	19,812,356	21,443,906

Non-current liabilities:
Long-term loans	644,169	384,462
Convertible senior notes	4,712,284	11,918,836
Deferred tax liabilities	96,405	69,964
Amounts due to related parties	1,281,370	1,142,912
Operating lease liabilities	—	209,745
Other non-current liabilities	57,551	56,022

Total non-current liabilities	6,791,779	13,781,941

Total liabilities	26,604,135	35,225,847

Shareholders’ equity:

Ordinary shares	321	323
Additional paid-in capital	39,666,150	40,696,243
Accumulated deficit	(23,509,486)	(27,650,907)
Accumulated other comprehensive income	1,879,946	1,837,517
Non-controlling interests	118,632	135,079

Total shareholders’ equity	18,155,563	15,018,255

Total liabilities and shareholders’ equity	44,759,698	50,244,102